082-04804

UBA

September 16, 2009

RECEIVED
2009 SEP 22 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The US Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3-9
Washington DC 20549
USA

[redacted]

09046993

SUPPL

Dear Sir,

UNITED BANK FOR AFRICA PLC

Please find attached the following documents for your information and records:

1. Notice of the Extraordinary General Meeting published in The Guardian of September 01 2009;

2. Half Year Result for the half year ended 31st March 2009.

3. Copy of statement of affairs filed with the Corporate Affairs Commission in compliance with Section 553 (formally s. 636) of the Companies and Allied Matters Act Cap 20, Laws of the Federation of Nigeria.

Please also be informed of the death of one of our Executive Directors, Alhaji Ibrahim Jega and the appointment of Abdulqadir Bello as an Executive Director.

Find attached a copy of Form CO7 (particulars of directors or any change therein) filed with the Corporate Affairs Commission on the above.

dlw 9/23

United Bank for Africa plc. RC No. 2457
UBA House, 57 Marina, Lagos
P.O. Box 2406 Tel. 2807000 Fax: 2620371
info@ubagroup.com, Swift add. UNAFNGLA

Kindly acknowledge receipt.

Thank you.

Yours faithfully,
For: **UNITED BANK FOR AFRICA PLC**

Samuel Adikamkwu
Company Secretary

UBA
United Bank for Africa plc
RC 2457

NOTICE OF EXTRA-ORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extra-Ordinary General meeting of members of **UNITED BANK FOR AFRICA PLC** will be held at the SHEHU MUSA YAR'ADUA CENTER, No.1, Memorial Drive, Central Business District, Abuja, on Friday, 2nd October, 2009 at 11.00am to transact the following:

1. To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

"That the authorised share capital of the Bank be increased from N12,500,000,000 (Twelve Billion, Five Hundred Million Naira) to N17,500,000,000 (Seventeen Billion, Five Hundred Million Naira) by the creation of 10,000,000,000 (Ten Billion) ordinary shares of 50k each".

Special Business:

2. To consider and if thought fit to pass the following resolutions as Special Resolutions:

A[i] That the Memorandum of Association of the Bank be and is hereby amended as follows:

By deleting the present clause 6 and substituting thereof the following new clause 6: The share capital of the Bank is N17,500,000,000 (Seventeen Billion, Five Hundred Million Naira) divided Into 35,000,000,000 (Thirty Five Billion) ordinary shares of 50k each.

[ii] That the Articles of Association be and is hereby amended in the manner set out hereunder;

By deleting the present Article 10 and substituting thereof with the following new Article 10: "The share capital of the Bank is N17,500,000,000 (Seventeen Billion, Five Hundred Million Naira) divided Into 35,000,000,000 (Thirty Five Billion) ordinary shares of 50k each."

B. That pursuant to Clause 3(j) and Article 84(g) of the Company's Memorandum and Articles of Association, the Directors be and are hereby authorized to raise, whether by way of a public offering, placing, rights offering, book building process or other methods, additional capital of up to N500,000,000,000 (Five Hundred Billion Naira Only) by way of the issuance of shares, convertible or non convertible loans, stock, medium term notes, bonds or other securities, in such tranches, series or proportions, at such coupon or interest rates, within such maturity periods, and on such other terms and conditions including the provision of security for repayment, as the directors may deem fit or determine, subject to obtaining the approvals of relevant regulatory authorities.

C. That the Directors be and are hereby authorized to enter into and execute any agreements, deeds, notices and any other documents necessary for and or incidental to effecting the resolution (B) above.

D. That the Directors of the Company be and are hereby authorized to appoint such professional parties and advisers, and to perform all such other acts and do all such other things as may be necessary for or incidental to effecting the above resolutions, including without limitation, complying with directives of any regulatory authority.

E. That the Directors are authorized to take any further action that may be required to give effect to the resolutions passed at the Extra-Ordinary General Meeting.

Proxy

A member entitled to attend and vote at the Extra-Ordinary General Meeting is entitled to appoint a Proxy to attend and vote in his stead. A Proxy need not also be a member. A proxy form is attached to the Notice and it is valid for purpose of the meeting. All instruments of proxy should be duly stamped at the Stamp Duties Office and deposited at the registered office of the Company or the Office of the Registrar, No. 97/105 Broad Street, Lagos not later than 48 hours before the time for holding the meeting.

Closure of Register of Members

The Register of Members and Transfer Books of the Company will be closed from 21st to the 23rd of September, 2009 (both dates inclusive) for the purpose of attending the Extra-Ordinary General Meeting.

BY ORDER OF THE BOARD

Sam Adikamkwu
Company Secretary

www.ubagroup.com Africa's global bank

National Assembly Queries Customs' Expenditures

By John Iwori

The National Assembly has continued its searchlight on parastatals under the supervision of the Federal Ministry of Transport, even as it raised eyebrows on the expenditure pattern of the agencies.

The upper and lower chambers of the National Assembly had in the last two months had cause to query some of the parasatals, just as they questioned the helmsmen on their statutory roles and responsibilities.

Apart from Nigeria Customs Service (NCS), various committees of the National Assembly also picked holes in the budgets presented by the Nigerian Ports Authority (NPA), Nigerian Maritime Administration and Safety Agency (NIMASA), Maritime Academy of Nigeria (MAN), Oron, Akwa Ibom State, Nigerian Shippers Council (NSC) and the Nigerian Railway Corporation (NRC).

The Senate Committee on Public Accounts specifically took a swipe at the finances of NSC over what it described as the "huge spending on recurrent expenditures" of the council.

The committee also probed the N9.916 billion that was allocated to the council from 2003 to 2008. Statutory, NSC is funded from the 7 per cent port development levy which is payable by importers on all goods that land the nation's seaports situated at Calabar, Onne, Warri, Port Harcourt and Lagos.

The lawmakers displeasure became manifest when the Executive Secretary and Chief Executive Officer of NSC, Captain Adamu Biu appeared before the Senator Ahmed Lawan-led committee last week in Abuja.

The committee expressed shock that about 80 per cent of NSC annual allocations go into recurrent expenditures. The Senators anger manifested after Biu has concluded a very long presentation to the committee.

After perusing the documents that were submitted by NSC, the committee wondered why the council spent not less than N500 million on travels alone in 2008.

It further noted that NSC spent not less than N57 million and another N58 million respectively in 2004 and 2005 on enlightenment, workshops and seminars.

It expressed dismay that a whopping N24 million was spent on telephone and telegrams- related issues in 2003 and expressed shock that by 2007 the valued had soared to N71million.

Besides reprimanding the management of NSC for spending outside what the legislative arm of government appropriated to it, the committee also queried the justifications for the expenditures, just as questioned the council continued relevance in the maritime industry.

The lawmakers expressed surprise that about N77 million was taken from its allocation to augment shortfalls in appropriation for salaries of staff.

A visibly angry Lawan said: "You are not supposed to just go and dip your hand into the account because there is money there and use without getting the approval of the National Assembly either through supplementary budget or virement. You have to go through the normal process to get the money and you have to give explanations for spending the money that way and do not continue the practice any more".

Apparently rattled by the criticism of the upper chamber of the National Assembly, Biu said NSC has not failed in its roles and responsibilities as stipulated in the Act establishing it.

Biu insisted that it was wrong to perceive NSC as non-performer largely because it does not execute capital projects. He explained that the agency is involved in negotiations on behalf of indigenous shippers and also performs advisory roles for the Federal Government on all shipping related matters.

National Planning: Firm to Conduct Survey for FG

By Raheem Akingbolu

Following President Umaru Yar'Adua's call on elders from all over the country to approach and table their communities' problems before him, a marketing research firm RMS International, has unveiled plans to conduct a nationwide free opinion poll to identify such issues; as part of its Corporate Social Responsibility (CSR).

The President made the call while receiving a visiting delegation of the South-South Elders and Leaders Forum at the State House, Abuja recently.

Group CEO of the company, Mr. Adeola Tejumola, who disclosed this in Lagos at the weekend, said the only way the President can actualise his 7-point Agenda of reforming and transforming the country into economic power, "is to turn to opinion polls as tool to unearth all the problems faced by the people."

Commending Yar'Adua for his good intent, he said his firm decided to champion the cause to enable government have access to unbiased information that would be technologically and scientifically reliable. He also said the exercise would save elders the incurred costs and bureaucratic challenges.

Referring to the statement, Tejumola said: "The President expressed belief that such visitations to the villa - with the problem in each area - would enable his government get first-hand knowledge of problems and challenges, confronting Nigerians in all parts of the country."

Speaking further, he stated that the economic advancement in Europe and the US have shown that governments at the highest level rely on market research firms with proven opinion polling competence and professional integrity to provide verifiable data on specific national issues, which usually assist the government to solve social, political and economic problems confronting the citizens.

The company CEO is optimistic that the non-partisanship nature of the firm and its multi-national status, coupled with the fact that it had conducted similar polls in many countries of the world, would enable it provide reliable data at the end of the exercise.

Commenting on the firm's CSR thrust, he said "we believe it is of paramount importance that the voice of every Nigerian be heard and government policies guided by true needs of the people, and intelligent allocation of scarce national resources."

"RMS is therefore offering, to conduct Periodic National Opinion Polls for the Federal Government, at no professional fee' he enthused.

We're Not Lawless, Tanker Drivers Tell Govt

By Ejiofor Alike

The Petroleum Tanker Drivers (PTD), an affiliate of the National Union of Petroleum and Natural Gas (NUPENG), has petitioned the Lagos State Government as well as the Commissioner of Police in the state, denying an allegation by agents of the government that they (drivers) are lawless and criminals.

In a petition signed by L.I. Erhabor from the chambers of Iyke & Iyke, legal practitioners and solicitors to the drivers, the association expressed worry that their portrayal as criminals has pitched them against the masses.

Part of the petition, which was made available to THISDAY, reads: "Our clients have been portrayed by various agencies of the State Government as well as the security agencies as lawless and criminals. These characterisations have in our estimation been responsible for the obvious highhandedness with which the security agencies at the instance of your officers have dealt with our clients in recent times."

KL – α I ~ ·

Aug 2009

UNITED BANK FOR AFRICA PLC
COMPLIANCE WITH SECTION 553 OF THE COMPANY ALLIED MATTERS ACT, 2004
SCHEDULE 14

The share capital is ₦12,500,000,000 divided into 25,000,000,000 Shares of N1 each
The number of shares issued is 21,556,462,463
Calls to the amount of 50k per share have been made under which the sum of
₦10,779,000,000 has been received.
The liabilities of the company on the 1st day of July 2009 were:
Debt owing to sundry persons by the company:-

- On Judgment N.......................................
- On Specialty N ....
- On Notes or Bills N ....
- On Simple Contracts, Borrowing from non Banks
- On Estimated Liabilities ₦1,153,750,040,000

The Assets of the company on that day were:

GOVERNMENT SECURITIES [As at 1st July 2009]	N'000
Treasury Bills	39,038,619
CBN Certificates	13,715,371
Bonds	107,796,177
Other Securities	
	160,550,167

1785858 – 04/08/09 – ₦5000

CASH	
Cash	24,707,669
Balance with Bankers	21,061,021
Money at call with other banks [In Nigeria and Abroad]	[illegible]406,505
Negotiable certificate of deposit	
	500,175,195

DATED THE 20TH DAY OF JULY 2009

DIRECTOR

COMPANY SECRETARY

CORPORATE AFFAIRS COMMISSION VERIFICATION 04 AUG 2009 APPROVED Name... Sign...

Corporate Affairs INTERNAL AUDIT UNIT AUDITORS No 1207774 Sign/Date

Corporate Affairs Commission Certified True Copy AUG 2009 Name Nasir B. Demba Designation AM Signature

Corporate Affairs Commission Abuja Post - Incorporation TRANSFER 04 AUG 2009 Date Sign

CORPORATE AFFAIRS COMMISSION

(Established Under the Companies and Allied Matters Act 1990)

726341

(PLOT 565, NDOLA SQUARE WUSE ZONE 5, ABUJA

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THEREIN

Pursuant To Section 292 (4)

N 4000 Payable

RC NO.	2457

NAME OF COMPANY UNITED BANK FOR AFRICA PLC

UNITED BANK FOR AFRICA PLC

PARTICULARS OF DIRECTORS

1.

Surname:	BELLO							
Other Names:	ABDULQADIR JELI							
Nationality:	NIGERIAN				Age:	ADULT	Years	
Residential Address (in case of a corporation the registered or principal office)	57, MARINA							
	LAGOS							
	City :	LAGOS		State :	LAGOS			
Remarks:	APPOINTED:	X	RE-APPOINTED:		RESIGNED:		REMOVED:	

I consent to be a Director of the company

Signature

2.

Surname:	ELUMELU							
Other Names:	TONY ONYEMAECHI							
Nationality:	NIGERIAN				Age:	ADULT	Years	
Residential Address (in case of a corporation the registered or principal office)	NO. 18A, MEKWUEN STREET							
	IKOYI							
	City :	LAGOS		State :	LAGOS			
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:	

I consent to be a Director of the company

Signature

0078461 of 31/08/2009

3.

Surname:	ODUOZA							
Other Names:	PHILLIPS							
Nationality:	NIGERIAN				Age:	ADULT	Years	
Residential Address (in case of a corporation the registered or principal office)	44, ADEBAYO DOHERTY,							
	LEKKI PHASE 1							
	City :	LAGOS		State :	LAGOS			
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:	

I consent to be a Director of the company

Signature ____________ Date: ____________

4.

Surname:	NNOROM										
Other Names:	EMMANUEL										
Nationality:	NIGERIAN							Age:	ADULT	Year:	
Residential Address (in case of a corporation the registered or principal office)	57, MARINA										
	LAGOS										
	City:	LAGOS			State:	LAGOS					
Remarks.	APPOINTED:		RE-APPOINTED:			RESIGNED:			REMOVED:		

I consent to be a Director of the company

Signature: ______________________ Date: ____________

5.

Surname:	IZE-IYAMU										
Other Names:	GODWIN										
Nationality:	NIGERIAN							Age:	ADULT	Year:	
Residential Address (in case of a corporation the registered or principal office)	9, REMI SHOFULUWE STREET										
	MAGODO, GRA										
	City:	LAGOS			State:	LALGOS					
Remarks.	APPOINTED:		RE-APPOINTED:			RESIGNED:			REMOVED:		

I consent to be a Director of the company

Signature: ______________________ Date: ____________

Note:

"Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should be represented by a natural person, this shold be indicated. The name of the body corporate should be written in the space provided for surname while the name of the natural person is given in the space provided for other names. The nationality and the residential address and signature of the natural person is thereafter provided in the space required.

Dated: [ ] day of [ ] 200 [ ]

Director Director

Corporate Affairs Commission
Certified True Copy
01 SEP 2009
Name
Designation
Signature

Note:

If the space provided in the forms is sufficient particulars of others Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filling by:

NAME:	Amachiso Denwigwe	**ACCR. NO:**	NBA/IND/12282
ADDRESS:	38 Birao street Wuse II, Abuja	**E-MAIL:**	dewig7@gmail.com
TELEPHONE NO.	08033274609	**DATE:**	28/8/09

IMPORTANT

All names of Directors should be provided in full. Abbreviation or initials are not acceptable

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)

CORPORATE AFFAIRS COMMISSION YABA OFFICE ₦100.00

ECOBANK NIG PLC H/M SABO BRANCH

2009 APR 01 A 10 689291

(PLOT 565, NDOLA SQUARE, WUSE ZONE 5, ABUJA

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THEREIN

Pursuant to Section 292(4)

RC NO.	

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

PARTICULARS OF DIRECTORS

1.

Surname:	JAMODU				
Other Names:	KOLAWOLE BABALOLA				
Nationality	NIGERIAN		**Age:**	ADULT	**Years**
Residential Address (in case of a corporation the registered or principal office)	7AA RUXTON ROAD, IKOYI				
	City : LAGOS		**State:** LAGOS		
Remarks:	**APPOINTED:**	**RE-APPOINTED:**	**RESIGNED:**	**REMOVED:**	

I consent to be a Director of the company

Signature ______________________ **Date:** ______________

2.

Surname:	OLUMIDE				
Other Names:	ADEKUNLE AINA				
Nationality	NIGERIAN		**Age:**	ADULT	**Years**
Residential Address (in case of a corporation the registered or principal office)	32A, LADIPO OLUWOLE STREET				
	IKEJA				
	City : IKEJA		**State:** LAGOS		
Remarks:	**APPOINTED:**	**RE-APPOINTED:**	**RESIGNED:**	**REMOVED:**	

I consent to be a Director of the company

Signature ______________________

Corporate Affairs Commission
Certified True Copy
01 SEP 2009
Name
Designation
Signature

3.

Surname:	RUMA				
Other Names:	GARBA SHITTU				
Nationality	NIGERIAN		**Age:**	ADULT	**Years**
Residential Address (in case of a corporation the registered or principal office)	5, IBRAHIM BIU ROAD				
	UNGUWAN SARKI				
	City : KADUNA		**State:** KADUNA		
Remarks:	**APPOINTED:**	**RE-APPOINTED:**	**RESIGNED:**	**REMOVED:**	

I consent to be a Director of the company

Signature ______________________ **Date:** ______________

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)

ECOBANK NIG PLC
H/M SABO BRANCH

2009-APR-01 A 10 689291

CORPORATE AFFAIRS COMMISSION
YABA OFFICE
₦100.00

(PLOT 565, NDOLA SQUARE, WUSE ZONE 5, ABUJA

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THEREIN

Pursuant to Section 292(4)

RC NO.	

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

PARTICULARS OF DIRECTORS

1.

Surname:	OGBUE		
Other Names:	ISRAEL		
Nationality	2, ISLAND WAY	Age: ADULT	Years
Residential Address (in case of a corporation the registered or principal office)	IKOYI, LAGOS		
	City : LAGOS	State: LAGOS	
Remarks:	APPOINTED:	RE-APPOINTED:	RESIGNED: REMOVED:

I consent to be a Director of the company

Signature__________ Date: __________

2.

Surname:	OKWECHIME		
Other Names:	ROSE ADA		
Nationality	NIGERIAN	Age: ADULT	Years
Residential Address (in case of a corporation the registered or principal office)	19, WAREHOUSE ROAD APAPA, LAGOS		
	City : LAGOS	State: LAGOS	
Remarks:	APPOINTED:	RE-APPOINTED:	RESIGNED: REMOVED:

I consent to be a Director of the company

Signature__________ Date: __________

Corporate Affairs Commission
Certified True Copy
0 1 SEP 2009
Name........
Designation........
Signature........

3.

Surname:	TUEDOR-MATTHEW		
Other Names:	FAITH		
Nationality	NIGERIAN	Age:	Years
Residential Address (in case of a corporation the registered or principal office)	7, MISSISSIPPI CRESCENT ABUJA		
	City : ABUJA	State: FCT	
Remarks:	APPOINTED:	RE-APPOINTED:	RESIGNED: REMOVED:

I consent to be a Director of the company

Signature__________ Date: __________

4 .

Surname:	OSADOLOR							
Other Names:	VICTOR							
Nationality:	NIGERIAN				Age:	ADULT	Years	
Residential Address (in case of a corporation the registered or principal office)	HOUSE M45, ROAD 22 VGC, LAGOS							
	City :	LAGOS		State :	LAGOS			
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:	

I consent to be a Director of the company

Signature ______________________ **Date:** ______________

5 .

Surname:	ALABRABA							
Other Names:	FERDINAND							
Nationality:	NIGERIAN				Age:	ADULT	Years	
Residential Address (in case of a corporation the registered or principal office)	NO. 8, NDONI STREET GRA PHASE 1, PORT-HARCOURT							
	City :	PORT-HARCOURT		State :	RIVERS STATE			
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:	

I consent to be a Director of the company

Signature ______________________ **Date:** ______________

Note:

Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should be represented by a natural person, this should be indicated. The name of the body corporate should be written in space provided for surname while the name of the natural person is given in the spaces provided for other names. The nationality and the residential address and signature of the natural person is thereafter provided in the space required.

Dated [ ] day of [ ] 200[ ]

______________________ ______________________

Director Director

Corporate Affairs Commission
Certified True Copy
01 SEP 2009
Name
Designation
Signature

Note:

If the space provided in the forms is insufficient, particulars of other Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filing by:

NAME:	Munachiso Dewwigwe	**ACCR. NO.**	NBA/IND/12282
ADDRESS:	38 Birao Street Wuse II, Abj	**E-MAIL:**	dewigz@gmail.com
TELEPHONE NO:	08033274609	**DATE:**	28/8/09

IMPORTANT

All names of Directors should be provided in full Abbreviation or initials are not acceptable

4 .

Surname:	OLAOLUWA							
Other Names:	RASHEED							
Nationality:	NIGERIAN				Age:	ADULT	Years	
Residential Address (in case of a corporation the registered or principal office)	57, MARINA							
	LAGOS							
	City :	LAGOS	State :	LAGOS				
Remarks: APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:		

I consent to be a Director of the company

Signature ______________________ **Date:** ______________

5 .

Surname:	NWABUOKU							
Other Names:	ANGELA							
Nationality:	NIGERIAN				Age:	ADULT	Years	
Residential Address (in case of a corporation the registered or principal office)	57, MARINA , LAGOS							
	City :	LAGOS	State :	LAGOS				
Remarks: APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:		

I consent to be a Director of the company

Signature ______________________ **Date:** ______________

Note:

Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should be represented by a natural person, this should be indicated. The name of the body corporate should be written in space provided for surname while the name of the natural person is given in the spaces provided for other names. The nationality and the residential address and signature of the natural person is thereafter provided in the space required.

Dated [ ] day of [ ] 200[ ]

______________________ Director

______________________ Director

Corporate Affairs Commission
Certified True Copy
01 SEP 2009
Name ...
Designation ...
Signature ...

Note:

If the space provided in the forms is insufficient, particulars of other Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filing by:

NAME:	Munachiso Denwigwe	**ACCR. NO.**	NBA/IND/12282
ADDRESS:	38 Birao Street Wuse II, Abuja	**E-MAIL:**	dewigz@gmail.com
TELEPHONE NO:	08032274609	**DATE:**	28/8/09

IMPORTANT

All names of Directors should be provided in full Abbreviation or initials are not acceptable

4.

Surname:	ALAM		
Other Names:	RUNA		
Nationality	AMERICAN	Age: ADULT	Years
Residential Address (in case of a corporation the registered or principal office)	31, CRANBURY ROAD, FULHAM LONDON SW6 2NS		
	City: LONDON	State: UNITED KINGDOM	
Remarks:	APPOINTED: RE-APPOINTED:	RESIGNED:	REMOVED:

I consent to be a Director of the company

Signature________________________ Date: ________

5.

Surname:	DI MARTINO		
Other Names:	PAOLO		
Nationality	ITALIAN	Age: ADULT	Years
Residential Address (in case of a corporation the registered or principal office)	VIA DELL ABBADIA 5 53100 SIENA		
	City: ITALY	State: ITALY	
Remarks:	APPOINTED: RE-APPOINTED:	RESIGNED:	REMOVED:

I consent to be a Director of the company

Signature________________________ Date: ________

Note:

"Directors include any person who occupies the position of a director by whatsoever name called. A body corporate should by represented by a natural person, this should be indicated. The name of the body corporate should be written in space provided for surname while the name of the natural person is given in the spaces provided for other names. The nationality and the residential address and signature of the naturtal person is thereafter provided in the space required"

Dated ________ day of ________ 200____

x [signature] Director

x [signature] Director

Corporate Affairs Commission
Certified True Copy
01 SEP 2009
Name
Designation
Signature

Note:

If the space provided in the forms is insufficent, particulars of other Directors should be listed on the particulars of Directors continuation sheet attached to this form.

Presented for filing by:

NAME:	Munachiso Denwigwe	ACCR. NO.	NBA/IND/12282
ADDRESS:	38 Birao street Wuse II, Abuja	E-MAIL:	denrig2@gmail.com
TELEPHONE NO:	08033274609	DATE:	28/8/09.

IMPORTANT

All names of Directors should be provided in full abbreviation or initials are not acceptable

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)

CORPORATE AFFAIRS COMMISSION
YABA OFFICE
₦100.00

ECOBANK NIG PLC
H/M SABO BRANCH
2009 APR-01 A 10 689291

(PLOT 565, NDOLA SQUARE, WUSE ZONE 5, ABUJA

FORM CAC 7

PARTICULARS OF DIRECTORS OR ANY CHANGE THEREIN

Pursuant to Section 292(4)

RC NO.	

NAME OF COMPANY

PARTICULARS OF DIRECTORS

1.

Surname:	PAKI						
Other Names:	JA'AFARU ALIYU						
Nationality	NIGERIAN				Age:	ADULT	Years
Residential Address (in case of a corporation the registered or principal office)	2B, GORA ROAD, OFF JABI ROAD GRA, KADUNA						
	City :	KADUNA		State:	KADUNA		
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:

I consent to be a Director of the company

Signature____________________ Date: ____________

2.

Surname:	ABDULRAZAQ						
Other Names:	FOLUKE KAFAYAT						
Nationality	NIGERIAN				Age:	ADULT	Years
Residential Address (in case of a corporation the registered or principal office)	7, SHELL TRUSTEES CLOSE, OFF OLAGUNSOYE OYINLOLA STREET 2ND AVENUE EXTENSION						
	City :	LAGOS		State:	LAGOS		
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:

I consent to be a Director of the company

Signature____________________ Date: ____________

Corporate Affairs Commission
Certified True Copy
01 SEP 2009
Name............
Designation............
Signature............

3.

Surname:	KROEGER						
Other Names:	WILLY						
Nationality	GERMAN				Age:	ADULT	Years
Residential Address (in case of a corporation the registered or principal office)	6-8 BISHOPGATE LONDON EC2N 4DA						
	City :	LONDON		State:	UNITED KINGDOM		
Remarks:	APPOINTED:		RE-APPOINTED:		RESIGNED:		REMOVED:

I consent to be a Director of the company

Signature____________________ Date: ____________